

January 30, 2013

Via E-mail
Maria De Los Angeles Morales Ramon
President, Treasurer, Secretary and Director
Lido International, Corp.
Col. Sensuapan I, Pje. 4, #23
Sonsonate, El Salvador, SV-106010100

> **Re:** **Lido International, Corp.**
> **Registration Statement on Form S-1**
> **Filed January 3, 2013**
> **File No. 333-185857**

Dear Ms. Ramon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   •   Describe how and when a company may lose emerging growth company status;

   •   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   •   State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please tell us whether you plan to file the subscription agreement as an exhibit to this registration statement before effectiveness.

4.   We note your disclosure on page 8 that you have "currently identified only one <u>potential</u> customer." (emphasis added). Please tell us the status of this relationship.

5.   We note your reference to a Consulting Agreement with AgroService Dos Banderas on page 16 and your reference to a Service Agreement with the same company on page 19. Please reconcile your disclosure throughout the prospectus if you are referring to the same document.

<u>Prospectus Cover Page</u>

6.   Please revise the cover page to reference the applicability of penny stock rules to transactions in your securities and expand such disclosure in your prospectus to describe these rules.

Risk Factors, page 5

7.   Please revise your disclosure to provide, if true, the risks related to your management's lack of experience in running a public company.

Use of Proceeds, page 12

8.   Please revise to include a footnote describing the miscellaneous expenses.

Directors, Executive Officers, Promoter and Control Persons, page 27

9.   Please revise your disclosure to describe, with specificity, Ms. Ramon's principal employment during the past five years, naming all the corporation or organizations she has worked for and each position she has held, including the nature of the responsibility undertaken by her in those positions. Refer to Item 401(e) of Regulation S-K

10.   Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Ramon should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel